FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     July                                            , 20     03

Cumberland Resources Ltd.

(Translation of registrant's name into English)

950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____X____

Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_________

No  ________X_______

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Cumberland Resources Ltd.__________

      (Registrant)

Date

July, 24 2003_______________

By /s/ "Kerry M. Curtis"______________

       Kerry M. Curtis, President & CEO

THE FOLLOWING NEWS RELEASE HAS BEEN EDITED TO CONFORM WITH THE REQUIREMENTS OF RULE 135(c) UNDER THE SECURITIES ACT OF 1933, FOR PURPOSES OF FURNISHING TO THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF FORM 6-K.

THE SECURITIES REFERENCED HEREIN WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Listed on the Toronto Stock Exchange:CBD

News Release 03-18

July 21, 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND ANNOUNCES EXERCISE OF UNDERWRITERS' OPTION

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to announce that, further to the Company's press release of July 15, 2003, the group of underwriters [INTENTIONALLY DELETED] (collectively, the "Underwriters") have exercised their option in full to increase the size of the underwritten unit financing from 7,000,000 units to 10,000,000 units for additional gross proceeds to the Company of $9.3 million (for aggregate gross proceeds to the Company of $34,300,000). The financing is expected to close on July 29, 2003.

In addition, the Company announces that the exercise price of the broker warrants to be issued to the Underwriters in consideration of their services under the offering has been revised from $3.10 per common share to $3.35 per common share.  All other terms of the offering as set out in the Company's press release of July 15th remain unchanged.

[INTENTIONALLY DELETED]

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., Geo."
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Not for distribution to United States News Wire Services or for dissemination in the United States.

[INTENTIONALLY DELETED]

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.